# SPACE 3, INC.

# FINANCIAL STATEMENTS

# AS OF AND FOR THE PERIOD ENDED JUNE 30, 2021

# SPACE 3, INC.
# TABLE OF CONTENTS
June 30, 2021

CM Financial Consulting
(610) 930-3166
christopher@cmconsultingllc.com

# INDEPENDENT AUDITORS' REPORT

December 23, 2021

To the Management of:
Space 3, Inc.

We have audited the accompanying financial statements of Space 3, Inc. (the "Company"), which comprise the Balance Sheet as of June 30, 2021, the Statement of Profit and Loss, the Statement of Cash Flows, the Statement of Changes in Stockholders' Equity from inception of the Company (September 17, 2020) through June 30, 2021, and the related Notes to the Financial Statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with generally accepted accounting principles in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Basis of Accounting

We draw attention to Note 1 of the financial statements, which describes the basis of accounting. As described in Note 1, these financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and related notes referred to above present fairly, in all material respects, the Balance Sheet as of June 30, 2021, the Statement of Profit and Loss, the Statement of Cash Flows, the Statement of Changes in Stockholders' Equity from inception of the Company (September 17, 2020) through June 30, 2021.



Christopher A. Morris, CPA
Owner/Principal
CM Financial Consulting LLC

# SPACE 3, INC.
# BALANCE SHEET
June 30, 2021

| | | |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | $ | 455,316 |
| Prepaid Insurance & Other Assets | | 1,579 |
| Total Current Assets | | 456,895 |
| | | |
| Long-Term Assets | | |
| Branding Assets | | 37,425 |
| Company Vehicle, at cost | | 24,884 |
| Accumulated Depreciation, Company Vehicle | | (1,659) |
| Domains | | 5,027 |
| Total Long-Term Assets | | 65,677 |
| | | |
| TOTAL ASSETS | **$** | **522,572** |
| | | |
| LIABILITIES | | |
| Current Liabilities | | |
| Accounts Payable - Credit Card | $ | 12,271 |
| Current Portion of Vehicle Loan | | 5,621 |
| Total Current Liabilities | | 17,892 |
| | | |
| Long-Term Liabilities | | |
| Long-Term Portion of Vehicle Loan | | 18,062 |
| Total Long-Term Liabilities | | 18,062 |
| | | |
| TOTAL LIABILITIES | $ | 35,954 |
| | | |
| STOCKHOLDERS' EQUITY | | |
| Common Stock (10,000,000 shares at $0.00001 par value) | $ | 100 |
| Additional Paid-in Capital | | 567,499 |
| Accumulated Net Income/(Loss) | | (80,981) |
| | | |
| TOTAL STOCKHOLDERS' EQUITY | $ | 486,618 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | **$** | **522,572** |

# SPACE 3, INC.

## INCOME STATEMENT

Inception (September 17, 2020) through June 30, 2021

| | | |
|---|---|---|
| EXPENSES | | |
| Legal & Professional Services | $ | 34,469 |
| Payroll Expense | | 22,053 |
| Travel, Entertainment, & Meals | | 7,579 |
| Office Expense | | 6,264 |
| Selling, General & Administrative Expenses | | 4,791 |
| Research & Development | | 2,110 |
| Fundraising Costs | | 1,949 |
| Bank Fees & Interest | | 108 |
| Total Operating Expenses | | 79,322 |
| | | |
| Depreciation Expense | | 1,659 |
| | | |
| NET INCOME/(LOSS) | $ | (80,981) |

# SPACE 3, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Inception (September 17, 2020) through June 30, 2021

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid-in Capital | Accumulated Net Income/(Loss) | Total |
| **BEGINNING BALANCE, SEPTEMBER 17, 2020 (INCEPTION)** | - | $ - | $ - | $ - | $ - |
| Contributions | 10,000,000 | 100 | 567,499 | - | $ 567,599 |
| Other Comprehensive gain/(loss) | - | - | - | - | $ - |
| Net Income | - | - | - | (80,981) | $ (80,981) |
| **ENDING BALANCE, JUNE 30, 2021** | **10,000,000** | **$ 100** | **$ 567,499** | **$ (80,981)** | **$ 486,618** |

# SPACE 3, INC.

## STATEMENT OF CASH FLOWS

Inception (September 17, 2020) through June 30, 2021

| | | |
|---|---|---|
| CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES | | |
| Net income/(loss) | $ | (80,981) |
| Adjustments to reconcile net income/(loss) to net cash provided by (used for) operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Domains | $ | (5,027) |
| Prepaid Insurance & Other Assets | | (1,579) |
| Branding Asset | | (37,425) |
| Vehicle Loan | | 23,683 |
| Accounts Payable - Credit Card | | 12,271 |
| Net cash from operating activities | $ | (89,058) |
| CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES | | |
| Purchase of vehicle | $ | (23,225) |
| Net cash from investing activities | $ | (23,225) |
| CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES | | |
| Issuance of Stock | $ | 549,099 |
| Owner's investment | | 18,500 |
| Net cash from financing activities | $ | 567,599 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | $ | 455,316 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | $ | - |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | **$** | **455,316** |

# SPACE 3, INC.

# NOTES TO FINANCIAL STATEMENTS

June 30, 2021

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company and Nature of Operations

Space 3, Inc. (the "Company") is a corporation organized under the laws of the State of Delaware. The Company's purpose is to create a premium utopian, technologically forward work café for the 21$^{st}$ century to usher the world's transition to a new flexible era of work. The Company is headquartered in Fernandina Beach, Florida.

Space 3 Station 1 LLC is a wholly-owned subsidiary of Space 3, Inc. The assets and liabilities acquired and the results of operations relating to Space 3 Station 1 LLC are included in the Company's Financial Statements from the date of acquisition.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Credit Risks

The Company's credit risks primarily relate to cash and cash equivalents. The Company maintains cash balances at Bank of America. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000. The Company has not experienced any such losses and management believes the Company is not exposed to significant credit risk pertaining to cash.

Intangible Assets

The Company holds intangible assets on the books related to branding, trademark, logo development costs which are in process as of the balance sheet date, as well as capitalized costs related to domain purchases. In accordance with accounting principles generally accepted in the United State of America, branding assets will be depreciated upon completion based on useful lives to be determined by the Company, and domain costs will be depreciated utilizing a 15 year useful life under FASB ASC 350.

Current & Long-Term Debt

The company holds current and long-term notes payable under FASB ASC 470 in the form of a vehicle loan comprising of monthly payments of $468 for a term of 60 months at an interest rate of 4.98%, beginning April 16, 2021 and terminating March 16, 2026. Total payment obligations related to the loan are as follows:

| | Loan Payments |
|---|---|
| July 1, 2021 - December 31, 2021 | $ 2,811 |
| 2022 | 5,621 |
| 2023 | 5,621 |
| 2024 | 5,621 |
| 2025 | 5,621 |
| 2026 | 1,405 |
| Total Loan Payments | $ 26,700 |

Stockholders' Equity

The Company's initial financing round was comprised of a private seed round closing held on June 19, 2021, raising $549,000 in capital investment from 12 investors.

Revenue

The Company recognizes revenue under FASB ASC 606. Topic 606 was adopted on a modified retrospective basis, and as the Company is in pre-revenue stage, the Company determined that there was no cumulative effect to retained earnings as of June 30, 2021 that was required to be disclosed as a result of adopting the standard.

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses include all operating costs of the Company, except those related to the production and transportation of products for sale to customers. These expenses are primarily related to Research and Development, Advertising, and Legal & Professional Administrative Costs.

Income Taxes

The Company accounts for income taxes under the asset and liability method in FASB ASC 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, as the Company is in pre-revenue stage, there have been no tax assets or liabilities recognized as of June 30, 2021.

Commitments and Contingencies

On September 1, 2021, the "Commencement Date", Space 3 Station 1 LLC, a wholly owned subsidiary of the Company, entered into a lease agreement for operating space with an initial term of 40 months beginning 120 days after the Commencement Date, with a five-year renewal option. Total minimum lease obligations related to the agreement are as follows:

| | Operating Leases |
|---|---|
| 2022 | $ 51,212 |
| 2023 | 52,658 |
| 2024 | 54,148 |
| Total Minimum Lease Payments | $ 158,018 |

As of December 23, 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company by which a material adverse effect on its business, financial condition or results of operations could arise.

## NOTE 2 – LIQUIDITY AND AVAILABILITY

Financial assets available for general expenditure, that is, without restrictions limiting their use, within one year of the balance sheet date, are comprised of the following:

| | |
|---|---|
| Cash | $ 455,316 |
| Less: amounts restricted for certain purposes | - |
| Total | **$ 455,316** |

## NOTE 3 – SUBSEQUENT EVENTS

The Company evaluated its June 30, 2021 financial statements for subsequent events through December 23, 2021, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.